3313185

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

AUG - 6 2010

ARTICLES OF INCORPORATION

I

The name of this corporation is US-PS ENERGYSAVE CONSTRUCTION MATERIAL INT'L, INC.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the **GENERAL CORPORATION LAW** of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

NAME: BAOQING DONG

ADDRESS: 1108 S. BALDWIN AVE
ARCADIA , CA 91007

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 250,000,000

(Tengkun Yu), **Incorporator**